INSPYR THERAPEUTICS, INC.

January 30, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Inspyr Therapeutics, Inc.

Registration Statement on Form S-1

Filed January 13, 2017

File No. 333-215561

Dear Ms. Hayes:

We have been advised by your staff telephonically that there are no additional comments to the to the Registration Statement on Form S-1. Please be advised that Inspyr Therapeutics, Inc. hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EST, on Tuesday, January 31, 2017 or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Lowe

Christopher Lowe

Chief Executive Officer